
July 2, 2024

Nathan Puente
Chief Executive Officer and Director
Lelantos Holdings, Inc.
3690 W. El Moraga Place
Tucson, AZ 85745

>   **Re: Lelantos Holdings, Inc.**
>   **Amendment No. 3 to Offering Statement on Form 1-A**
>   **Filed June 17, 2024**
>   **File No. 024-12414**

Dear Nathan Puente:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 5, 2024 letter.

Amendment No. 3 to Offering Statement on Form 1-A

General

1.   We note that you include several exhibits as appendices to your Part II and III disclosures. Please revise to remove the appendices and file your exhibits separately using the appropriate exhibit numbers.

2.   The Staff notes that in the Form 1-A/A filed with the Commission on May 15, 2024, the Company states that Lelantos Holdings purchased 50% of the equity in Eco Management. Please supplementally provide additional detail as to how Eco Management is a "majority-owned subsidiary" of the Company as defined in section 2(a)(24) of the Investment Company Act of 1940 (the "Investment Company Act"). In doing so, please describe the percentage of outstanding voting interest that the Company holds in Eco Management, and whether the Company is presently entitled to vote for the election of directors of Eco Management by virtue of its equity interests in Eco Management. Please also explain whether the Company's 50% interest in Eco Management permits it to cast a

tie-breaking vote. To the extent the Company concludes that Eco Management is a "majority-owned subsidiary" on a basis other than its voting interests, please provide a comprehensive, detailed legal analysis explaining how the Company's exercise of control is consistent with any relevant Commission statements, Staff guidance, or other applicable precedent.

3. In our comment letter dated June 5, 2024, we requested clarification of the following disclosure statement:

    "The Issuer only owns equity securities of its subsidiary (Eco Management) and has no intent of selling the equity securities to invest in other securities while arranging to acquire a new majority- or wholly-owned subsidiary; selling a large operating division of the subsidiary and investing the proceeds in securities pending acquisition of a new majority- or wholly-owned subsidiary; or making a tender offer to stockholders of a non-investment company and failing to obtain a majority of the target company's stock."

    We note that this disclosure no longer appears in the offering statement. Please clarify the Company's present intention with respect to its investment in Eco Management, including how long it intends to hold onto its interest in Eco Management.

4. The Staff acknowledges the Company's response to Comment 4 where the Company states that the Company is not an investment company under the Investment Company Act and is no longer intending to rely on Rule 3a-2 thereunder. Please confirm the applicable provision of the Investment Company Act or its rules upon which the Company is relying in reaching this conclusion and please provide an accompanying legal analysis.

5. Please provide an organizational chart for the Company, showing the Company, Eco Management, any other entity included in the financial statements included Company's June 17, 2024 response, and other any affiliated entities.

Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Patrick Ryan Morris